

February 18, 2011

Chu Pi Yin
Chief Financial Officer
Omphalos, Corp.
Unit 2, 15 Fl.,
83, Nankan Rd. Sec. 1,
Luchu, Taoyuan County
Taiwan

      Re: **Omphalos, Corp.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 30, 2010
              File No. 000-32341

Dear Ms. Yin:

      We have completed our review of your filings and do not have any further comments at this time.

                                 Sincerely,

                                 Jeffrey Jaramillo
                                 Accounting Branch Chief